EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

July 23, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Municipal Trust, File Nos. 811-08367 and 333-143984

            (the “Registrant”)

Dear Mr. O'Connor:

This letter responds to oral comments provided by you regarding the above Registrant’s filing on Form N-14, filed on June 22, 2007, regarding the proposed merger of Evergreen High Grade Municipal Bond Fund (“High Grade Municipal Bond Fund”) into Evergreen Municipal Bond Fund (“Municipal Bond Fund”) (each a “Fund” and together the “Funds”) (Accession No. 0000907244-07-000467  ).

In response to the comments that were relayed in a telephone conversation on July 23, 2007, please note the following responses:

Comment #1:  You asked that we confirm that the valuation methods used to price the underlying securities in the Funds’ portfolios are the same for both Funds involved in the merger.

Response:       We confirm that the valuation methods are the same for each Fund.

At your request, we make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

theFund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate the Fund’s filing to go automatically effective on July 24 2007 and expect to file a post-effective amendment to the Registration Statement on Form N-14 on or around July 24, 2007.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

            Ropes & Gray LLP